

May 23, 2011

Via Facsimile and U.S. Mail

Mario Ponce, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-63954

>   **Re: International Coal Group, Inc.**
>   **Amendment No. 1 to Schedule TO filed on May 20, 2011**
>   **Schedule TO-T filed on May 16, 2011**
>   **Schedule TO-C filed May 3, 2011**
>   **Filed by Atlas Acquisition Corp. and Arch Coal, Inc.**
>   **File No. 5-81154**

Dear Mr. Ponce:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO-C

Exhibit 99.3

1. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provisions in any future press release or other communications relating to this offer.

Schedule TO

Offer to Purchase

Source and Amount of Funds, page 24

2. We note that Arch will obtain funds from the issuance of notes or shares, other indebtedness or some combination. To the extent that Arch is unable to issue the notes, shares or loans for the entire $3.8 billion amount, Arch has a commitment letter for a bridge facility. We note, however, that the entire $3.8 billion in proceeds of the bridge facility may not be available to pay for all of the shares tendered in the offer. In this regard, we note that the bridge facility will be used first to repay or redeem outstanding indebtedness and then will be available to fund only part of the cash consideration for the offer. Generally, when an offer is not financed, or when an offeror's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offerors will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987)

3. Please revise to quantify the amount available under the bridge facility to pay for the shares tendered in the offer. In addition, please revise to summarize the terms of the bridge facility. Refer to Item 1007(d) of Regulation M-A.

Acceptance for Payment and Payment, page 12

4. We note that in the first paragraph on page 13 and in the letter of transmittal the disclosure states that the bidders reserve the right to transfer or assign the right to purchase securities in this offer. Please confirm your understanding that any entity to which the bidders assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require the dissemination of additional offer materials and an extension of the term of the offer.

Determination of Validity, page 15

5. Please explain to us the purpose of the language that your interpretation of the terms of the offer will be final and binding. Please disclose that only a court of

competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

ICG Financial Forecasts, page 20

6. We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Conditions to the Offer, page 43

7. We note the bidders' right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum condition or the HSR condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders' views on this issue. See Rule 14d-4(d).

8. We note that any condition may be waived "at any time and from time to time." All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer. Please revise this language to clarify the disclosure.

9. Please refer to disclosure relating to the bidders' failure to exercise any of the rights described in the last sentence under this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and redisseminate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions